UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          SCHEDULE 13G

            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                     (Amendment No.       )*

                LanguageWare.net (Company) Ltd.
                        (Name of Issuer)

        Ordinary Shares, NIS .01 nominal value per share
                 (Title of Class of Securities)

                           MO1575105
                         (CUSIP Number)

                        January 14, 2000
     (Date of Event which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ]  Rule 13d-1(b)
          [X]  Rule 13d-1(c)
          [ ]  Rule 13d-1(d)


      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        Page 1 of 9 Pages

                          SCHEDULE 13G

CUSIP No. MO1575105                          Page       2      of   9  Pages

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

    Technology Fund Pte Ltd.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  / /
                                                                       (b)  / /

3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION
    Singapore

NUMBER OF      5   SOLE VOTING POWER
 SHARES            None
BENEFICIALLY   6   SHARED VOTING POWER
OWNED BY           6,420,249
  EACH         7   SOLE DISPOSITIVE POWER
REPORTING          None
 PERSON        8   SHARED DISPOSITIVE POWER
  WITH             6,420,249

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    6,420,249

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *   / /

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    9.7%

12  TYPE OF REPORTING PERSON *
    CO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13G

CUSIP No. MO1575105                          Page       3      of   9  Pages

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

    Technology Fund II Pte Ltd.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)  / /
                                                                        (b)  / /

3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION
    Singapore

NUMBER OF      5   SOLE VOTING POWER
 SHARES            None
BENEFICIALLY   6   SHARED VOTING POWER
OWNED BY           4,577,881
  EACH         7   SOLE DISPOSITIVE POWER
REPORTING          None
 PERSON        8   SHARED DISPOSITIVE POWER
  WITH             4,577,881

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    4,577,881

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *   / /

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    6.8%

12  TYPE OF REPORTING PERSON *
    CO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13G

CUSIP No. MO1575105                          Page       4      of   9  Pages

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

    Venture TDF Pte Ltd.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)  / /
                                                                        (b)  / /

3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION
    Singapore

NUMBER OF      5   SOLE VOTING POWER
 SHARES            2,526,678
BENEFICIALLY   6   SHARED VOTING POWER
OWNED BY           10,998,130
  EACH         7   SOLE DISPOSITIVE POWER
REPORTING          2,526,678
 PERSON        8   SHARED DISPOSITIVE POWER
  WITH             10,998,130

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    13,524,808

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *   / /

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    19.4%

12  TYPE OF REPORTING PERSON *
    CO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(A).     NAME OF ISSUER

               LanguageWare.net (Company) Ltd. ("Issuer")


ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

               28 Pierre Koenig Street
               Jerusalem 91530  Israel

ITEM 2(A).     NAME OF PERSONS FILING

               Technology Fund Pte Ltd. ("Tech Fund")
               Technology Fund II Pte Ltd. ("Tech Fund II")
               Venture TDF Pte Ltd. ("Venture TDF")

               Venture TDF, Tech Fund and Tech Fund II are filing this Statement on Schedule 13G jointly pursuant to Rule 13d-1(k)(1).
Attached to this Statement as Exhibit A is the Joint Filing
Agreement of Venture TDF, Tech Fund and Tech Fund II pursuant to
Rule 13d-1(k)(1)(iii).


ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICES OR, IF NONE, RESIDENCE

               The principal business office of each of Tech Fund, Tech Fund II and Venture TDF is located at:

               9 Scotts Road
               #06-01 Pacific Plaza
               Singapore 228210

ITEM 2(C).     CITIZENSHIP

               Tech Fund - Singapore
               Tech Fund II - Singapore
               Venture TDF - Singapore

ITEM 2(D).     TITLE OF CLASS OF SECURITIES

               Ordinary Shares, NIS .01 nominal value per share (the "Shares").

ITEM 2(E).     CUSIP NUMBER

               MO1575105

                        Page 5 of 9 Pages

ITEM 3.   IF  THIS  STATEMENT IS FILED PURSUANT TO RULE 13D-1(B),
          OR  13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

          (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;
          (b) [ ]   Bank  as defined in Section 3(a)(6)  of  the
                    Exchange Act;
          (c) [ ] Insurance company defined in Section 3(a)(19) of the Exchange Act;
          (d) [ ] Investment company registered under Section 8 of the Investment Company Act;
          (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
          (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
          (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
          (h) [ ]   A savings association as defined in Section
                    3(b) of the Federal Deposit Insurance Act;
          (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
          (j) [ ]   Group, in accordance with Rule 13d-
                    1(b)(1)(ii)(J).

          If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]


ITEM 4.   OWNERSHIP

          (a)  Amount Beneficially Owned

          Venture TDF, as the investment manager of Tech Fund and Tech Fund II, may be deemed to share with Tech Fund and Tech Fund II the power to vote or direct the vote and to dispose or to direct the disposition of the 10,998,130 Ordinary Shares of Issuer of which Tech Fund and Tech Fund II are direct beneficial owners as of January 14, 2000. Included in such number of Shares are 860,146 Shares which Tech Fund II and Venture TDF, as the investment manager of Tech Fund II, have the right to acquire beneficial ownership of within 60 days of January 14, 2000. In addition, Venture TDF has the right to acquire 2,526,678 Shares within 60 days of January 14, 2000.

          (b)  Percent of Class

          As determined pursuant to Rule 13d-3 of the Act:
(i) Tech Fund may be deemed to be the beneficial owner of an aggregate of 6,420,249 Shares, which constitute approximately 9.7% of the outstanding Shares; (ii) Tech Fund II may be deemed to be the beneficial owner of an aggregate of 4,577,881 Shares, which constitute approximately 6.8% of the outstanding Shares;
(iii) Venture TDF may be deemed to be the beneficial owner of an aggregate of 13,524,808 Shares, which constitute approximately 19.4% of the outstanding Shares.

          (c)  Number of shares as to which such person has:

               (i)  SOLE POWER TO VOTE OR TO DIRECT THE VOTE

                    Tech Fund-None

                        Page 6 of 9 Pages

                    Tech Fund II-None
                    Venture TDF-2,526,678

               (ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE

                    Tech Fund-6,420,249
                    Tech Fund II-4,577,881
                    Venture TDF-10,998,130

               (iii)SOLE POWER TO DISPOSE OR TO DIRECT THE
                    DISPOSITION OF

                    Tech Fund-None
                    Tech Fund II-None
                    Venture TDF-2,526,678

               (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE
                    DISPOSITION OF

                    Tech Fund-6,420,249
                    Tech Fund II-4,577,881
                    Venture TDF-10,998,130

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM  6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF  OF
          ANOTHER PERSON

          Not Applicable

ITEM 7.          IDENTIFICATION   AND   CLASSIFICATION   OF   THE
          SUBSIDIARY   WHICH  ACQUIRED      THE  SECURITY   BEING
          REPORTED ON BY THE PARENT HOLDING COMPANY

          Not Applicable

ITEM  8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS  OF THE GROUP

          Not Applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not Applicable

ITEM 10.  CERTIFICATIONS

          By signing below each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                        Page 7 of 9 Pages

                           SIGNATURES

          After reasonable inquiry and to the best of each of the undersigned's respective knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:     January 24, 2000
                              Venture TDF Pte Ltd.

                              By:              /s/ Thomas Ng
                              Name:            Thomas Ng
                              Title:           Director



                              Technology Fund Pte Ltd.

                              By:              /s/ Thomas Ng
                              Name:            Thomas Ng
                              Title:           Director



                              Technology Fund II Pte Ltd.

                              By:              /s/ Thomas Ng
                              Name:            Thomas Ng
                              Title:           Director

                        Page 8 of 9 Pages

                            EXHIBIT A

                            AGREEMENT

          The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13G and any future amendments thereto reporting each of the undersigned's ownership of securities of LanguageWare.net (Company) Ltd. and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned.

Date:     January 24, 2000

                              Venture TDF Pte Ltd.

                              By:              /s/ Thomas Ng
                              Name:            Thomas Ng
                              Title:           Director



                              Technology Fund Pte Ltd.

                              By:              /s/ Thomas Ng
                              Name:            Thomas Ng
                              Title:           Director



                              Technology Fund II Pte Ltd.

                              By:              /s/ Thomas Ng
                              Name:            Thomas Ng
                              Title:           Director

                        Page 9 of 9 Pages